

October 19, 2012

Via Secure Email
Timothy A. Miller
Chief Executive Officer
Rally Software Development Corp.
3333 Walnut Street
Boulder, CO 80301

> **Re:** **Rally Software Development Corp.**
> **Amendment No. 1 to Confidential Draft Registration Statement**
> **Submitted September 21, 2012**
> **CIK No. 0001313911**

Dear Mr. Miller:

We have reviewed your confidential draft registration statement and response letter submitted on September 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Your responses to prior comment 5 disclosing that your Agile management solutions address a subset of the application lifecycle market does not appear to provide sufficient context of relevant market in which you compete. Please revise to provide a more detailed description of the relevant market or sub-market you compete in and provide quantitative and qualitative information so investors have sufficient information to understand the size of such market compared to the overall application lifecycle market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

2.   Please revise the disclosure responding to prior comment 15 to explain the factors that contributed to your sales of greater number of seats to existing customers during the six months ended July 31, 2012 and the fiscal years ended January 31, 2012 and 2011. Your disclosure should provide an analysis of the underlying causes for material changes that impact your statement of operations. In addition, please revise your disclosures to explain why you were able to increase the sales of your professional services during the six months ended July 31, 2012. We refer you to Section III.B.4 of SEC Release 33-8350.

3.   Clarify the extent to which changes in your subscription and support revenue, perpetual license revenue and professional service revenue were attributable to changes in prices and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Critical Accounting Policies

Stock-Based Compensation, page 59

4.   With respect to your responses to prior comment 25, please explain in greater detail why you are unable to quantify the impact of changes in the discount rate, non-marketability discount and probability of each scenario under the PWERM. In addition, please revise your disclosures to further explain the underlying reasons for any changes in your probability scenario under the PWERM.

Business

Overview, page 68

5.   We note your response to prior comment 27 regarding your use of third-party software and open-sourced software, as discussed in your risk factors section on pages 19 and 22. Please more fully discuss your use of third-party software and open-sourced software in the development of your software products and services.

6.   In response to prior comment 29, you indicate that your new customers have relationships
through paid subscriptions and "to a much lesser extent through [your] free version," of
your software, as disclosed on page 68. Please revise here and in management's
discussion and analysis to clarify whether the amount of new customers using free
versions of your software are material. If so, please provide further quantitative and
qualitative disclosure of the extent the use of free versions and the conversion to paying
subscribers is material to your business and results of operation.

Strategic Relationships, page 79

7.   In light of your representation that your strategic relationships are immaterial in response
to prior comment 30, please revise page 79 express this conclusion together with a brief
explanation of its basis.

Competition, page 80

8.   We note your response to prior comment 31 indicates that you are unaware of any third-
party reports which attributes market share to your competitors. To the extent known,
please revise to provide quantitative or qualitative disclosure of the significance of the
various categories of your competitors that you list on page 80. For example, it is unclear
whether you consider your primary competitors to be large, diversified software vendors
compared to providers of open source alternative software. Your listing of various
categories of your competitors does not provide investors with sufficient information to
determine the degree of competition which each of these categories represent.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-11

9.   We note your revised disclosures in response to prior comment 40. Please clarify
whether you have been able to establish VSOE for the undelivered elements on all of
your perpetual licenses arrangements.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm. See
Adoption of Updated EDGAR Filer Manual, 74 Fed. Reg. 62431 (Oct. 15, 2012) (amending 17
C.F.R. § 232.301).

If you submit your correspondence in connection with your confidential draft registration statement on EDGAR, please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal